UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number: 1-14201

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

SEMPRA SAVINGS PLAN, SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN, AND SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

SEMPRA 488 8th Avenue San Diego, California 92101

AUDITED FINANCIAL STATEMENTS

Sempra Savings Plan
San Diego Gas & Electric Company Savings Plan
Southern California Gas Company Retirement Savings Plan

SIGNATURES

EXHIBITS

23.0 Consent of Independent Registered Public Accounting Firm

Sempra
Savings Plan
Employer ID No: 33-0732627
Plan Number: 002
Financial Statements as of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024, Supplemental
Schedule as of December 31, 2024, and Report of Independent
Registered Public Accounting Firm

SEMPRA SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the Trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Sempra Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Sempra Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 11, 2025

We have served as the auditor of the Plan since 1998.

1

SEMPRA SAVINGS PLAN

GLOSSARY

The following terms and abbreviations appearing in these financial statements have the meanings indicated below.

GLOSSARY
Company	Sempra
Employer	Sempra
ERISA	Employee Retirement Income Security Act of 1974
FIAM	Fidelity Institutional Asset Management
IRC	U.S. Internal Revenue Code
IRS	U.S. Internal Revenue Service
Master Trust	Sempra Savings Master Trust
NAV	net asset value
Newport	Newport Trust Company
Plan	Sempra Savings Plan
Plan Administrator	Sempra Pension and Benefits Committee
Plan Sponsor	Sempra
Roth	Type of employee elective deferral contributions that are made on an after-tax basis and for which the distributions of such contributions and the earnings thereon are tax-free if certain conditions are met
SDBA	self-directed brokerage account
Sempra P&B Committee	Sempra Pension and Benefits Committee
Sempra Stock Fund	Stock Investment Fund
SSGA	State Street Global Advisors
TRP	T. Rowe Price
Trustee	T. Rowe Price
U.S. GAAP	generally accepted accounting principles in the United States of America

2

SEMPRA SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
(Dollars in thousands)

	December 31,	December 31,
	2024	2023
ASSETS
NON-INTEREST BEARING CASH	$—	$189

INVESTMENT:
Plan interest in Master Trust, at fair value	496,399	438,733

RECEIVABLES:
Notes receivable from participants	3,129	2,644
Dividends	495	532
Employer contributions	—	130
Participant contributions	—	392

Total receivables	3,624	3,698

TOTAL ASSETS	500,023	442,620

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$500,023	$442,620

See Notes to Financial Statements.
3

SEMPRA SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Master Trust	$67,164

Contributions:
Employer, net of forfeitures	6,079
Participant	19,019
Participant rollovers	4,560

Total contributions	29,658

Interest income on notes receivable from participants	203

Total additions	97,025

DEDUCTIONS:
Distributions to participants or their beneficiaries	41,479
Administrative expenses	39

Total deductions	41,518

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	55,507

PLAN TRANSFERS:
From plans of related entities	4,814
To plans of related entities	(2,918)

Net plan transfers	1,896

NET INCREASE IN NET ASSETS	57,403

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	442,620

End of year	$500,023

See Notes to Financial Statements.
4

SEMPRA SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Plan is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of the Company, or any affiliate who has adopted this Plan, with retirement benefits. All employees, both full-time and part-time, are eligible to participate immediately in the Plan after their date of hire. Participants may make elective deferral contributions and are eligible to receive an Employer matching contribution based on each participant’s level of elective deferral contributions.
Employees may make regular savings investments in Sempra common stock through the Sempra Stock Fund, which is invested solely in Sempra common stock. Participants may alternatively, or also, elect to invest in other investments permitted by the Plan (further discussed below). The Sempra P&B Committee manages the operation and administration of the Plan as the Plan Administrator. TRP serves as the Trustee of the Plan. The Plan is subject to the provisions of ERISA.
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pre-tax basis, a designated Roth after-tax basis, a regular after-tax basis or a combination thereof. The IRC limited total individual pre-tax and/or designated Roth after-tax contributions to $23,000 for 2024. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $69,000 for 2024. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $7,500 on a pre-tax and/or designated Roth after-tax basis for 2024. Participants may also make rollover contributions (including Roth rollover contributions) into the Plan from other eligible retirement plans and eligible participants may also make in-Plan Roth conversions.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle is the T. Rowe Price Retirement Trust option that most closely aligns with the employee’s expected year of retirement at age 65.
5

Employer Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. Employer matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; Employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, Employer matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of Employer matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or of their death while an employee of the Company. Additionally, Employer matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held in the Master Trust (see Note 4). Employees elect to have their contributions and Employer matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2024 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, SSGA, and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and Northern Trust Company; and
•A broad range of investments through an SDBA. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SDBA. The SDBA allows participants to invest in any listed fund or security except Sempra common stock.
6

Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. The Sempra P&B Committee makes the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
Schroder International Equity Trust	58.7%	56.1%
FIAM Select Emerging Market Equity Commingled Pool	23.2%	28.5%
FIAM Select International Small Cap Commingled Pool	13.1%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
7

Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another eligible retirement plan, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all or a portion of their Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the IRS regulations.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to an eligible retirement plan will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another eligible retirement plan if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — The Plan’s investment held in the Master Trust includes shares of certain investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2024 and 2023, the Plan held, through the Master Trust, 793,444 shares and 883,300 shares, respectively, of Sempra common stock with a cost basis of $33,466,000 and $36,175,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2024, the Plan recorded related dividend income of $2,068,000, which is included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.
8

Newport is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, both of which can be primary residence loans. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2024 and 2023, interest rates on participant loans ranged from 4.25% to 9.50% for both years, and participant loans outstanding at December 31, 2024 had maturity dates through October 2039.
Forfeited Accounts — If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited on the earlier of the date the participant takes a complete distribution of their vested account balance or has five consecutive one-year breaks in service. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2024 and 2023, the balances of forfeited non-vested accounts totaled $5,000 for both years. In 2024, Employer contributions were reduced by $63,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and for any of the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

9

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with U.S. GAAP.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments in the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Investment income related to the Plan’s interest in the Master Trust is presented in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits and consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in the Plan’s investment held in the Master Trust at December 31, 2024 and 2023, are shares of Sempra common stock with a fair value of $69,601,000 and $66,009,000, respectively. This investment represents 14.02% and 15.05% of the Plan’s investment at December 31, 2024 and 2023, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2024 and 2023. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments held in the Master Trust are as follows (dollars in thousands):

	December 31, 2024		December 31, 2023
	Amount	% of Plan’s Investment	Amount	% of Plan’s Investment
TRP	$243,167	48.99%	$214,885	48.98%
The Vanguard Group, Inc.	125,840	25.35%	104,543	23.83%
10

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2024 or 2023.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of unpaid principal and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with U.S. GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts. Investment management fees (including fees associated with brokerage activity in the SDBA) are included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated June 10, 2014 that the Plan and the Master Trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Additionally, on an annual basis, the IRS publishes a Required Amendments List for individually designed plans that specifies changes in statutory and administrative requirements. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

11

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.
12

The net assets available for benefits of the Master Trust at December 31, 2024 and 2023 are summarized as follows (dollars in thousands):

	December 31, 2024
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,165,804	$69,601
Mutual funds	400,835	30,166
Common/collective trusts	4,040,716	396,632

Master Trust investments	5,607,355	496,399

Plus:
Non-interest bearing cash	50	—
Dividends receivable	8,271	495
Employer contributions receivable	3	—
Participant contributions receivable	—	—

Net assets available for benefits of the Master Trust	$5,615,679	$496,894

	December 31, 2023
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,061,316	$66,009
Mutual funds	338,327	28,961
Common/collective trusts	3,496,115	343,763

Master Trust investments	4,895,758	438,733

Plus:
Non-interest bearing cash	425	189
Dividends receivable	8,520	532
Employer contributions receivable	1,715	130
Participant contributions receivable	5,545	392

Net assets available for benefits of the Master Trust	$4,911,963	$439,976

13

Net appreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2024, are as follows (dollars in thousands):

Year Ended December 31, 2024
Net appreciation in fair value of investments:
Sempra common stock	$177,237
Mutual funds	44,381
Common/collective trusts	519,242

Net appreciation in fair value of investments	$740,860

Dividend income	$39,190

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

14

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Level 1 investments:
Sempra common stock	$1,165,804	$1,061,316
Mutual funds	400,835	338,327

Total Level 1 investments	1,566,639	1,399,643

Investments measured at NAV*:
Common/collective trusts	4,040,716	3,496,115

Total Master Trust investments	$5,607,355	$4,895,758
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2024 or 2023.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.
15

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan Administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2024 and 2023 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$500,023	$442,620
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(22)	(21)
Net assets available for benefits per the Form 5500	$500,001	$442,599

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2024 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net increase in net assets per the financial statements	$57,403
Add: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2023	21
Less: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2024	(22)
Net increase in net assets per the Form 5500	$57,402

******
16

SUPPLEMENTAL SCHEDULE

17

SEMPRA SAVINGS PLAN
Employer ID No: 33-0732627
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities through October 2039	**
$3,106,924

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

18

San Diego Gas & Electric Company
Savings Plan
Employer ID No: 95-1184800
Plan Number: 001
Financial Statements as of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024, Supplemental
Schedule as of December 31, 2024, and Report of Independent
Registered Public Accounting Firm

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the Trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
San Diego Gas & Electric Company Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the San Diego Gas & Electric Company Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 11, 2025

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.

1

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

GLOSSARY

The following terms and abbreviations appearing in these financial statements have the meanings indicated below.

GLOSSARY
Company	San Diego Gas & Electric Company
Employer	San Diego Gas & Electric Company
ERISA	Employee Retirement Income Security Act of 1974
FIAM	Fidelity Institutional Asset Management
IRC	U.S. Internal Revenue Code
IRS	U.S. Internal Revenue Service
Master Trust	Sempra Savings Master Trust
NAV	net asset value
Newport	Newport Trust Company
Plan	San Diego Gas & Electric Company Savings Plan
Plan Administrator	Sempra Pension and Benefits Committee
Plan Sponsor	San Diego Gas & Electric Company
Roth	Type of employee elective deferral contributions that are made on an after-tax basis and for which the distributions of such contributions and the earnings thereon are tax-free if certain conditions are met
SDBA	self-directed brokerage account
Sempra P&B Committee	Sempra Pension and Benefits Committee
Sempra Stock Fund	Stock Investment Fund
SSGA	State Street Global Advisors
TRP	T. Rowe Price
Trustee	T. Rowe Price
U.S. GAAP	generally accepted accounting principles in the United States of America
2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
(Dollars in thousands)

	December 31,	December 31,
	2024	2023
ASSETS
NON-INTEREST BEARING CASH	$1	$79

INVESTMENT:
Plan interest in Master Trust, at fair value	2,097,965	1,841,829

RECEIVABLES:
Notes receivable from participants	30,309	28,523
Dividends	3,055	3,165
Employer contributions	3	574
Participant contributions	—	1,943

Total receivables	33,367	34,205

TOTAL ASSETS	2,131,333	1,876,113

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,131,333	$1,876,113

See Notes to Financial Statements.
3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Master Trust	$292,859

Contributions:
Employer, net of forfeitures	21,075
Participant	80,190
Participant rollovers	5,525

Total contributions	106,790

Interest income on notes receivable from participants	2,029

Total additions	401,678

DEDUCTIONS:
Distributions to participants or their beneficiaries	144,789
Administrative expenses	204

Total deductions	144,993

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	256,685

PLAN TRANSFERS:
From plans of related entities	2,546
To plans of related entities	(4,011)

Net plan transfers	(1,465)

NET INCREASE IN NET ASSETS	255,220

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,876,113

End of year	$2,131,333

See Notes to Financial Statements.
4

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Plan is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of the Company with retirement benefits. All employees, both full-time and part-time, are eligible to participate immediately in the Plan after their date of hire. Participants may make elective deferral contributions and are eligible to receive an Employer matching contribution based on each participant’s level of elective deferral contributions.
Employees may make regular savings investments in the common stock of Sempra, the indirect parent company of the Employer, through the Sempra Stock Fund, which is invested solely in Sempra common stock. Participants may alternatively, or also, elect to invest in other investments permitted by the Plan (further discussed below). The Sempra P&B Committee manages the operation and administration of the Plan as the Plan Administrator. TRP serves as the Trustee of the Plan. The Plan is subject to the provisions of ERISA.
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pre-tax basis, a designated Roth after-tax basis, a regular after-tax basis or a combination thereof. The IRC limited total individual pre-tax and/or designated Roth after-tax contributions to $23,000 for 2024. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $69,000 for 2024. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $7,500 on a pre-tax and/or designated Roth after-tax basis for 2024. Participants may also make rollover contributions (including Roth rollover contributions) into the Plan from other eligible retirement plans and eligible participants may also make in-Plan Roth conversions.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle is the T. Rowe Price Retirement Trust option that most closely aligns with the employee’s expected year of retirement at age 65.
5

Employer Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. Employer matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; Employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, Employer matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of Employer matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or of their death while an employee of the Company. Additionally, Employer matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held in the Master Trust (see Note 4). Employees elect to have their contributions and Employer matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2024 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, SSGA, and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and Northern Trust Company; and
•A broad range of investments through an SDBA. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SDBA. The SDBA allows participants to invest in any listed fund or security except Sempra common stock.
6

Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. The Sempra P&B Committee makes the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
Schroder International Equity Trust	58.7%	56.1%
FIAM Select Emerging Market Equity Commingled Pool	23.2%	28.5%
FIAM Select International Small Cap Commingled Pool	13.1%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.
7

Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another eligible retirement plan, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all or a portion of their Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the IRS regulations.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to an eligible retirement plan will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another eligible retirement plan if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — The Plan’s investment held in the Master Trust includes shares of certain investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2024 and 2023, the Plan held, through the Master Trust, 4,912,142 shares and 5,267,239 shares, respectively, of Sempra common stock with a cost basis of $221,330,000 and $225,420,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2024, the Plan recorded related dividend income of $12,534,000, which is included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.
8

Newport is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra and the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2024 and 2023, interest rates on participant loans ranged from 4.25% to 9.50% for both years, and participant loans outstanding at December 31, 2024 had maturity dates through December 2039.
Forfeited Accounts —If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited on the earlier of the date the participant takes a complete distribution of their vested account balance or has five consecutive one-year breaks in service. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2024 and 2023, the balances of forfeited non-vested accounts totaled $9,000 and $5,000, respectively. In 2024, Employer contributions were reduced by $28,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and for any of the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

9

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with U.S. GAAP.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments in the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Investment income related to the Plan’s interest in the Master Trust is presented in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits and consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in the Plan’s investment held in the Master Trust at December 31, 2024 and 2023, are shares of Sempra common stock with a fair value of $430,893,000 and $393,621,000, respectively. This investment represents 20.54% and 21.37% of the Plan’s investment at December 31, 2024 and 2023, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2024 and 2023. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments held in the Master Trust are as follows (dollars in thousands):

	December 31, 2024		December 31, 2023
	Amount	% of Plan’s Investment	Amount	% of Plan’s Investment
TRP	$948,284	45.20%	$848,998	46.10%
The Vanguard Group, Inc.	453,939	21.64%	375,186	20.37%
10

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2024 or 2023.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of unpaid principal and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with U.S. GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts. Investment management fees (including fees associated with brokerage activity in the SDBA) are included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated July 12, 2017 that the Plan and the Master Trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Additionally, on an annual basis, the IRS publishes a Required Amendments List for individually designed plans that specifies changes in statutory and administrative requirements. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

11

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.
12

The net assets available for benefits of the Master Trust at December 31, 2024 and 2023 are summarized as follows (dollars in thousands):

	December 31, 2024
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,165,804	$430,893
Mutual funds	400,835	153,843
Common/collective trusts	4,040,716	1,513,229

Master Trust investments	5,607,355	2,097,965

Plus:
Non-interest bearing cash	50	1
Dividends receivable	8,271	3,055
Employer contributions receivable	3	3
Participant contributions receivable	—	—

Net assets available for benefits of the Master Trust	$5,615,679	$2,101,024

	December 31, 2023
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,061,316	$393,621
Mutual funds	338,327	134,946
Common/collective trusts	3,496,115	1,313,262

Master Trust investments	4,895,758	1,841,829

Plus:
Non-interest bearing cash	425	79
Dividends receivable	8,520	3,165
Employer contributions receivable	1,715	574
Participant contributions receivable	5,545	1,943

Net assets available for benefits of the Master Trust	$4,911,963	$1,847,590

13

Net appreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2024, are as follows (dollars in thousands):

Year Ended December 31, 2024
Net appreciation in fair value of investments:
Sempra common stock	$177,237
Mutual funds	44,381
Common/collective trusts	519,242

Net appreciation in fair value of investments	$740,860

Dividend income	$39,190

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

14

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Level 1 investments:
Sempra common stock	$1,165,804	$1,061,316
Mutual funds	400,835	338,327

Total Level 1 investments	1,566,639	1,399,643

Investments measured at NAV*:
Common/collective trusts	4,040,716	3,496,115

Total Master Trust investments	$5,607,355	$4,895,758
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2024 or 2023.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.
15

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan Administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2024 and 2023 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$2,131,333	$1,876,113
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(521)	(491)
Net assets available for benefits per the Form 5500	$2,130,812	$1,875,622

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2024 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net increase in net assets per the financial statements	$255,220
Add: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2023	491
Less: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2024	(521)
Net increase in net assets per the Form 5500	$255,190

******
16

SUPPLEMENTAL SCHEDULE

17

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN
Employer ID No: 95-1184800
Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities through December 2039	**
$29,788,329

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

18

Southern California Gas Company
Retirement Savings Plan
Employer ID No: 95-1240705
Plan Number: 002
Financial Statements as of December 31, 2024 and 2023,
and for the Year Ended December 31, 2024, Supplemental
Schedule as of December 31, 2024, and Report of Independent
Registered Public Accounting Firm

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or they are filed by the Trustee of the Master Trust in which the Plan participates.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Southern California Gas Company Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southern California Gas Company Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2024, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 11, 2025

We have served as the Plan’s auditor since at least 1980; however, an earlier year could not be reliably determined.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

GLOSSARY

The following terms and abbreviations appearing in these financial statements have the meanings indicated below.

GLOSSARY
Company	Southern California Gas Company
Employer	Southern California Gas Company
ERISA	Employee Retirement Income Security Act of 1974
FIAM	Fidelity Institutional Asset Management
IRC	U.S. Internal Revenue Code
IRS	U.S. Internal Revenue Service
Master Trust	Sempra Savings Master Trust
NAV	net asset value
Newport	Newport Trust Company
Plan	Southern California Gas Company Retirement Savings Plan
Plan Administrator	Sempra Pension and Benefits Committee
Plan Sponsor	Southern California Gas Company
Roth	Type of employee elective deferral contributions that are made on an after-tax basis and for which the distributions of such contributions and the earnings thereon are tax-free if certain conditions are met
SDBA	self-directed brokerage account
Sempra P&B Committee	Sempra Pension and Benefits Committee
Sempra Stock Fund	Stock Investment Fund
SSGA	State Street Global Advisors
TRP	T. Rowe Price
Trustee	T. Rowe Price
U.S. GAAP	generally accepted accounting principles in the United States of America

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2024 AND 2023
(Dollars in thousands)

	December 31,	December 31,
	2024	2023
ASSETS
NON-INTEREST BEARING CASH	$49	$157

INVESTMENT:
Plan interest in Master Trust, at fair value	3,012,991	2,615,196

RECEIVABLES:
Notes receivable from participants	65,272	59,033
Dividends	4,721	4,823
Employer contributions	—	1,011
Participant contributions	—	3,210

Total receivables	69,993	68,077

TOTAL ASSETS	3,083,033	2,683,430

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$3,083,033	$2,683,430

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024
(Dollars in thousands)

ADDITIONS:
Net investment gain — Plan interest in Master Trust	$420,027

Contributions:
Employer, net of forfeitures	32,335
Participant	110,678
Participant rollovers	5,983

Total contributions	148,996

Interest income on notes receivable from participants	4,327

Total additions	573,350

DEDUCTIONS:
Distributions to participants or their beneficiaries	172,918
Administrative expenses	398

Total deductions	173,316

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	400,034

PLAN TRANSFERS:
From plans of related entities	1,258
To plans of related entities	(1,689)

Net plan transfers	(431)

NET INCREASE IN NET ASSETS	399,603

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,683,430

End of year	$3,083,033

See Notes to Financial Statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023 AND FOR THE YEAR ENDED DECEMBER 31, 2024

1.    PLAN DESCRIPTION AND RELATED INFORMATION
The following description of the Plan is provided for general information purposes only. Participants in the Plan should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan that provides employees of the Company with retirement benefits. All employees, both full-time and part-time, are eligible to participate immediately in the Plan after their date of hire. Participants may make elective deferral contributions and are eligible to receive an Employer matching contribution based on each participant’s level of elective deferral contributions.
Employees may make regular savings investments in the common stock of Sempra, the indirect parent company of the Employer, through the Sempra Stock Fund, which is invested solely in Sempra common stock. Participants may alternatively, or also, elect to invest in other investments permitted by the Plan (further discussed below). The Sempra P&B Committee manages the operation and administration of the Plan as the Plan Administrator. TRP serves as the Trustee of the Plan. The Plan is subject to the provisions of ERISA.
Plan Transfers — Employees transfer between the Company and related entities for various reasons, and this results in the transfer of participation and participant assets from one plan to another.
Contributions — Contributions to the Plan can be made under the following provisions:
Participating Employee Contributions — Under the terms of the Plan, participants may contribute up to 50% of eligible pay (in increments of 1%) on a pre-tax basis, a designated Roth after-tax basis, a regular after-tax basis or a combination thereof. The IRC limited total individual pre-tax and/or designated Roth after-tax contributions to $23,000 for 2024. In addition, a participant’s overall annual employee contributions and employer contributions (as described below, excluding any catch-up and rollover contributions) is limited to the lesser of (a) 100% of the participant’s annual compensation and (b) $69,000 for 2024. Catch-up contributions are permitted for participants of at least 50 years of age. The catch-up provision provided these participants the opportunity to contribute an additional $7,500 on a pre-tax and/or designated Roth after-tax basis for 2024. Participants may also make rollover contributions (including Roth rollover contributions) into the Plan from other eligible retirement plans and eligible participants may also make in-Plan Roth conversions.
The Plan allows for automatic enrollment of and automatic deferral for newly hired employees who either do not elect a specific deferral percentage or do not opt out of the Plan. The automatic deferral percentage for participants is 6% of eligible pay, increasing each May 1st by 1% up to a maximum of 11%. The default investment vehicle is the T. Rowe Price Retirement Trust option that most closely aligns with the employee’s expected year of retirement at age 65.

Employer Matching Contributions — Each pay period, the Employer makes matching contributions to the Plan for all participants equal to 50% of each participant’s contribution, up to the first 6% of eligible pay, and an additional 0.2% for each 1% incremental increase to each participant’s contribution over 6%, up to 11% of eligible pay. Employer matching contributions can be made in Sempra common stock, cash or any combination thereof at the discretion of the Plan Sponsor. Employer matching contributions made in cash are subsequently invested into any of the Plan’s designated investments according to each participant’s investment election; Employer matching contributions made in Sempra common stock can be transferred, all or in part, into any of the Plan’s other designated investments at the election of the participant.
Participant Accounts — A separate account is established and maintained in the name of each participant. Each participant’s account reflects the participant’s contributions, Employer matching contributions, the earnings and losses attributed to each investment, benefit distributions, and certain administrative expenses as described in Note 2. Participants are allocated a share of each fund’s investment earnings/losses, less investment fees, on a daily basis, based on their account balance.
Vesting — Participant contributions are fully vested at all times. Vesting of Employer matching contributions in a participant’s account occurs upon the earliest of the date: they are credited with one year of vesting service; they attain the normal retirement age, which is the first day of the calendar month following the month of their 65th birthday; or of their death while an employee of the Company. Additionally, Employer matching contributions in a participant’s account become fully vested upon the termination or discontinuation of the Plan.
Investment Options — All investments are held in the Master Trust (see Note 4). Employees elect to have their contributions and Employer matching contributions made in cash invested in increments of 1% in various investment options. Available investment options as of December 31, 2024 included:
•Sempra common stock through the Sempra Stock Fund;
•Mutual funds and common/collective trusts including those offered by TRP, Pacific Investment Management Company LLC, SSGA, and The Vanguard Group, Inc.;
•Custom investment funds (see below) offered through TRP and Northern Trust Company; and
•A broad range of investments through an SDBA. The Plan allows participants to invest a maximum of 50% of the entire value of their Plan account in their SDBA. The SDBA allows participants to invest in any listed fund or security except Sempra common stock.

Certain custom investment funds are offered to participants as investment options. These custom funds are proprietary investments designed specifically for the Plan and similar employee benefit plans sponsored by Sempra and are invested in one or more underlying investments, which may include mutual funds and/or common/collective trusts. The Sempra P&B Committee makes the decisions about selecting, monitoring and allocating assets between the investment managers and underlying investments within each custom investment fund. The custom investment funds and their underlying target investment allocations are as follows below. Actual allocations may periodically deviate from target allocations due to market conditions and other factors.
•The International Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
Schroder International Equity Trust	58.7%	56.1%
FIAM Select Emerging Market Equity Commingled Pool	23.2%	28.5%
FIAM Select International Small Cap Commingled Pool	13.1%	10.4%
SSGA All Cap Equity ex-U.S. Index Non-Lending Fund	5.0%	5.0%
•The Diversified Fixed Income Fund is a multi-manager structure that includes a 95% target allocation in the MetWest Total Return Bond Fund and a 5% target allocation in the Vanguard Total Bond Market Index.
•The U.S. Small/Mid Cap Equity Fund is a multi-manager structure with target allocations at December 31, 2024 and December 31, 2023 as follows:

	Target Allocation %
	December 31,	December 31,
	2024	2023
T. Rowe Price Institutional Small-Cap Stock Fund	32.0%	32.0%
AllianceBernstein U.S. Small & Mid Cap Value Collective Investment Trust	31.5%	31.5%
Loomis Sayles Small/Mid Cap Growth Trust	31.5%	31.5%
State Street Russell Small/Mid Cap Index Non-Lending Series Fund	5.0%	5.0%
•The U.S. Large Cap Equity Fund invests all underlying assets in the Vanguard Institutional 500 Index Trust, a common/collective trust that invests in the Vanguard 500 Index Fund.

Payment of Dividends — Active participants may elect at any time either to receive distributions of cash dividends on the shares of Sempra common stock held in their account through the Sempra Stock Fund or to reinvest those dividends in the Sempra Stock Fund. Terminated participants that elect to leave their account balance in the Plan and receive cash dividends from Sempra common stock held in their account will receive such dividends in cash or have them reinvested in Sempra common stock held through the Sempra Stock Fund, based on their election on the date of termination of employment with the Company, retirement or permanent disability.
Payment of Benefits — Upon termination of employment with the Company, retirement, permanent disability or death, participants or the named beneficiary(ies) (in the event of death) with an account balance greater than $5,000 are given the option to have their vested account balance remain in the Plan (subject to the required minimum distribution rules under U.S. federal tax laws), roll the entire amount to another eligible retirement plan, receive a partial withdrawal, or receive their vested account balance in a single lump-sum payment in cash or in Sempra common stock for any portion of their account held in Sempra common stock. Plan participants, in addition to the benefit payment options above, may elect to have all or a portion of their Plan benefits paid in monthly, quarterly, semi-annual or annual installments over a period of years not to exceed their life expectancy based on the appropriate tables in the IRS regulations.
The accounts of terminated participants with account balances from $1,001 to $5,000 that do not elect a lump-sum payment or a rollover to an eligible retirement plan will be automatically rolled into an individual retirement account. Terminated participants with account balances of $1,000 or less automatically receive a lump-sum cash payment, with the ability to elect to rollover the balance to another eligible retirement plan if the account balance is greater than $200.
Plan Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, participants would become 100% vested in their Employer contributions and the net assets of the Plan would be distributed to the participants.
Related Party and Exempt Party-in-Interest Transactions — The Plan’s investment held in the Master Trust includes shares of certain investment funds managed by TRP. Additionally, the Plan issues loans to participants (reported as notes receivable from participants), which are secured by the balances in the participants’ accounts. These transactions qualify as exempt party-in-interest transactions.
Additionally, at December 31, 2024 and 2023, the Plan held, through the Master Trust, 7,584,471 shares and 8,051,467 shares, respectively, of Sempra common stock with a cost basis of $336,751,000 and $342,175,000, respectively. For shares of Sempra common stock held during the year ended December 31, 2024, the Plan recorded related dividend income of $19,352,000 which is included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

Newport is the independent fiduciary and investment manager of the Sempra Stock Fund. Newport has sole fiduciary responsibility under the Plan for deciding, among other things, whether to restrict investment in the Sempra Stock Fund or to sell or otherwise dispose of all or any portion of the stock held in the Sempra Stock Fund. Under the terms of the Plan, Newport will continue to maintain the Sempra Stock Fund as a Plan investment option consistent with the terms of the Plan unless otherwise prohibited by ERISA. In the event Newport determines to sell or dispose of stock in the Sempra Stock Fund, Newport would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of Sempra common stock pending further investment directions from Plan participants.
Certain administrative functions of the Plan are performed by officers or employees of Sempra and the Company. No such officer or employee receives compensation from the Plan.
Notes Receivable from Participants — The Plan permits participants to borrow against the balances in their individual accounts. A participant is limited to borrowing a maximum of 50% of the value of his/her vested account balance, or $50,000 less the participant’s highest outstanding loan balance in the preceding 12 months, whichever is less. The minimum amount that can be borrowed is $1,000. The fee charged for processing a loan is paid by the participant who takes out the loan and the participant also is charged an annual maintenance fee for each year a loan is outstanding. Participants may have up to two loans outstanding, both of which can be primary residence loans. Primary residence loans are amortized over a maximum repayment period of 15 years, and other loans have a maximum repayment period of five years. All participant loans bear interest at 1% above the prime rate at the time the loan was made. At December 31, 2024 and 2023, interest rates on participant loans ranged from 4.25% to 9.50% and 4.16% to 9.50%, respectively, and participant loans outstanding at December 31, 2024 had maturity dates through January 2040.
Forfeited Accounts — If a participant’s employment terminates prior to being fully vested in their Employer contributions, the non-vested portion of their account is forfeited on the earlier of the date the participant takes a complete distribution of their vested account balance or has five consecutive one-year breaks in service. Participants’ forfeited accounts are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant. The balance of the forfeiture account is used to reduce future Employer contributions. At December 31, 2024 and 2023, the balances of forfeited non-vested accounts totaled $5,000 for both years. In 2024, Employer contributions were reduced by $53,000 from forfeited accounts.
Withdrawals — The Plan offers a dividend pass-through withdrawal option for cash dividends received on shares of Sempra common stock held in participants’ accounts through the Sempra Stock Fund and for any of the following in-service withdrawal options:
•After-tax and rollover accounts;
•Hardship withdrawals;
•Military service withdrawals;
•Disability withdrawals; and
•Withdrawals at any time on or after a participant attains age 59-1/2.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with U.S. GAAP.
Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Risks and Uncertainties — As discussed in Notes 1 and 4, the Plan invests in various investment instruments in the Master Trust. Investments, in general, are exposed to various risks and uncertainties, such as interest rate risk, credit risk, and market risk. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income/Loss Recognition — The Plan’s investment consists of an interest in the Master Trust. The Plan’s interest in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. See Note 5 for discussion of fair value measurements.
Investment income related to the Plan’s interest in the Master Trust is presented in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits and consists of net appreciation (depreciation) in the fair value of investments and dividend income. Net appreciation (depreciation) includes realized gains and losses on investments sold during the year and unrealized gains and losses on investments held as of year-end. Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.
Concentrations of Investments — Included in the Plan’s investment held in the Master Trust at December 31, 2024 and 2023, are shares of Sempra common stock with a fair value of $665,310,000 and $601,686,000, respectively. This investment represents 22.08% and 23.01% of the Plan’s investment at December 31, 2024 and 2023, respectively. A significant decline in the market value of Sempra common stock would significantly affect the Plan’s net assets available for benefits.
Additionally, the Master Trust has a significant concentration of investments in mutual funds and common/collective trusts offered by TRP and The Vanguard Group, Inc. at December 31, 2024 and 2023. A significant decline in the market value of these investments would significantly affect the Plan’s net assets available for benefits. The Plan’s share of these investments held in the Master Trust are as follows (dollars in thousands):

	December 31, 2024		December 31, 2023
	Amount	% of Plan’s Investment	Amount	% of Plan’s Investment
TRP	$1,426,615	47.35%	$1,266,769	48.44%
The Vanguard Group, Inc.	579,637	19.24%	464,357	17.76%

Benefit Payments — Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2024 or 2023.
Notes Receivable from Participants — Notes receivable from participants are reported at their outstanding principal balances plus accrued interest. Interest income is recorded on an accrual basis. If a participant does not make regular loan payments for 90 days, the loan is considered to be in default. For participant loans that become delinquent, are not cured and result in default, the amount of unpaid principal and interest due to the Plan is treated as a deemed distribution to the participant. Deemed distributions are reported as taxable distributions to participants for purposes of reporting in the Form 5500; however, deemed distributions remain classified as notes receivable from participants until a qualifying distributable event occurs for purposes of reporting in conformity with U.S. GAAP.
Administrative Expenses — Each participant is charged an annual recordkeeping fee, which is paid on a monthly basis. The Company pays this fee for each participant during their first 23 months of employment. After 23 months of employment, this fee is charged to participants and deducted from participants’ accounts. Additionally, loan origination fees, loan maintenance fees and rollover fees charged by the receiving financial institution, when applicable, are charged to participants and deducted from participants’ accounts. Investment management fees (including fees associated with brokerage activity in the SDBA) are included in Net investment gain – Plan interest in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

Certain administrative expenses of the Plan are paid directly by the Company, such as legal and accounting fees, and not allocated to the Plan.
Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

3.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated August 7, 2017 that the Plan and the Master Trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Additionally, on an annual basis, the IRS publishes a Required Amendments List for individually designed plans that specifies changes in statutory and administrative requirements. The Company and Plan management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and that the Plan and the Master Trust continue to remain tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INTEREST IN THE MASTER TRUST
The Plan’s investment consists of a divided interest, as discussed below, in the Master Trust. A portion of this interest in the Master Trust is held in a trust account at TRP and the remainder is held in a trust account at the Northern Trust Company, who acts as an agent for TRP and is the custodian of the custom investment funds, except the U.S. Large Cap Equity Fund for which TRP is the custodian. Use of the Master Trust permits the commingling of the trust assets of this and other similar employee benefit plans sponsored by Sempra or an affiliate for investment and administrative purposes. The Plan’s interest in the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of the Master Trust’s investments and each individual Plan participant’s share of each investment. Administrative expenses of the Master Trust are allocated to the Plan based upon each individual Plan participant’s share of each investment or the participant’s transaction in a specific investment.

The net assets available for benefits of the Master Trust at December 31, 2024 and 2023 are summarized as follows (dollars in thousands):

	December 31, 2024
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,165,804	$665,310
Mutual funds	400,835	216,826
Common/collective trusts	4,040,716	2,130,855

Master Trust investments	5,607,355	3,012,991

Plus:
Non-interest bearing cash	50	49
Dividends receivable	8,271	4,721
Employer contributions receivable	3	—
Participant contributions receivable	—	—

Net assets available for benefits of the Master Trust	$5,615,679	$3,017,761

	December 31, 2023
		Plan’s Interest
	Master Trust	in Master Trust
	Balances	Balances

Sempra common stock	$1,061,316	$601,686
Mutual funds	338,327	174,420
Common/collective trusts	3,496,115	1,839,090

Master Trust investments	4,895,758	2,615,196

Plus:
Non-interest bearing cash	425	157
Dividends receivable	8,520	4,823
Employer contributions receivable	1,715	1,011
Participant contributions receivable	5,545	3,210

Net assets available for benefits of the Master Trust	$4,911,963	$2,624,397

Net appreciation in fair value of investments and dividend income for the Master Trust for the year ended December 31, 2024, are as follows (dollars in thousands):

Year Ended December 31, 2024
Net appreciation in fair value of investments:
Sempra common stock	$177,237
Mutual funds	44,381
Common/collective trusts	519,242

Net appreciation in fair value of investments	$740,860

Dividend income	$39,190

5.    FAIR VALUE MEASUREMENTS
Plan management applies recurring fair value measurements to certain assets and liabilities. “Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). A fair value measurement reflects the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risk inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model.
The fair value hierarchy used by Plan management prioritizes the inputs used to measure fair value, with the highest priority given to observable inputs and the lowest priority given to unobservable inputs, as follows:
•Level 1, which refers to investments valued using observable inputs that reflect quoted (unadjusted) prices for identical assets in active markets;
•Level 2, which refers to investments valued using inputs other than quoted prices in active markets and for which observable market data is readily available; and
•Level 3, which refers to investments valued based on unobservable inputs, which are determined based on estimates of assumptions that market participants would use in pricing the asset or liability.
Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2024 and 2023 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Level 1 investments:
Sempra common stock	$1,165,804	$1,061,316
Mutual funds	400,835	338,327

Total Level 1 investments	1,566,639	1,399,643

Investments measured at NAV*:
Common/collective trusts	4,040,716	3,496,115

Total Master Trust investments	$5,607,355	$4,895,758
*Investments for which fair value is estimated based on NAV as a practical expedient have not been classified in the fair value hierarchy, but are presented to permit reconciliation to the total Master Trust investments in Note 4.
There were no investments classified as Level 2 or Level 3 in the Master Trust as of December 31, 2024 or 2023.
The following is a description of the valuation methodologies and assumptions used to estimate the fair values of the investments in the Master Trust:
Common Stocks — Common stocks are valued using quoted prices listed on nationally recognized securities exchanges (Level 1 inputs).
Mutual Funds — The fair values of mutual funds are determined by obtaining quoted prices listed on nationally recognized securities exchanges (Level 1 inputs). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.
Common/Collective Trusts — NAV is used as a practical expedient to estimate the fair value of participation units held in common/collective trust funds, for which the reported NAV reflects recent transaction prices. The NAV is provided by the trustee of each common/collective trust. Apart from the stable value fund, each common/collective trust allows for daily redemptions by the Plan at its reported NAV per share, with no advance notice requirement, has no unfunded commitments, and has no other redemption restrictions.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive contracts that are held at contract value. NAV is determined to be contract value, the value at which participants ordinarily transact. This practical expedient is not used if it is determined to be probable that the fund will sell its investment for an amount different from the reported NAV. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment in the stable value fund for any purpose other than for benefit payments, participant loans, participant-directed investment transfers, and payment of administrative fees. The Plan Administrator is also required to give a 30-day notice of the liquidation of the investment in the fund due to termination of the Master Trust. There are no unfunded commitments related to the stable value fund.
The valuation methods described above are intended to produce a fair value calculation that is indicative of net realizable value or reflective of future fair values. However, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits at December 31, 2024 and 2023 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

	December 31,	December 31,
	2024	2023
Net assets available for benefits per the financial statements	$3,083,033	$2,683,430
Delinquent notes receivable in the financial statements reported as deemed distributions of participant loans in the Form 5500	(1,221)	(1,189)
Net assets available for benefits per the Form 5500	$3,081,812	$2,682,241

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2024 as reported in the financial statements compared to the Form 5500 (dollars in thousands):

Net increase in net assets per the financial statements	$399,603
Add: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2023	1,189
Less: Deemed distributions of participant loans reported in the Form 5500 as of December 31, 2024	(1,221)
Net increase in net assets per the Form 5500	$399,571

******

SUPPLEMENTAL SCHEDULE

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN
Employer ID No: 95-1240705
Plan Number: 002

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2024

(c)
	(b)	Description of Investment		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 4.25% to 9.50%; maturities through January 2040	**
$64,050,776

*	Party-in-interest to the Plan.
**	Cost not required to be presented for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Sempra Pension and Benefits Committee have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SEMPRA SAVINGS PLAN (Full title of the Plan)

Date: June 11, 2025	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN (Full title of the Plan)

Date: June 11, 2025	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN (Full title of the Plan)

Date: June 11, 2025	By: /s/ Peter R. Wall

Peter R. Wall Senior Vice President, Controller and Chief Accounting Officer Sempra